UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Smurfit-Stone Container Corp.

File No. 000-23876 - CF#23502
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Smurfit-Stone Container Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to an amended Form 8-K filed on April 17, 2009.

Based on representations by Smurfit-Stone Container Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through January 28, 2010

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel